EXHIBIT 77.M.

ING CLARION GLOBAL REAL ESTATE INCOME FUND (IGR)

On October 1, 2009, IGR merged with ING Clarion Real Estate Income Fund (IIA) pursuant to the terms set forth in the Agreement and Plan of Reorganization (Reorganization)
between IGR and IIA.   IGR acquired substantially all of the
assets and liabilities of IIA in a tax free transaction for common shares of IGR. The primary reason for the Reorganization was to combine a smaller fund into a larger fund. As a result of the Reorganization, the common shareholders of IGR and IIA experienced a reduced annual operating expense ratio, while the combined fund continued the same distribution policy, in terms of amount and frequency of payment. In addition, the Reorganization provided IIA shareholders with enhanced diversification, by providing access to a broader global universe of real estate equity securities. The Reorganization was approved by IGRs Board of Trustees at a special meeting held on February 5, 2009, and was thereafter submitted for the approval of IIA shareholders. Approval of the Reorganization by IGR shareholders was not required as a matter of law.
IIA shareholders approved the Reorganization at a special shareholder meeting held on September 14, 2009.

IIA filed an application on October 29, 2009, and amended on December 8, 2009, requesting an order under section 8(f) of the Investment Company Act declaring that it has ceased to be an investment company. The Commission approved the application and ordered the termination of IIAs registration on January 13, 2010.